CORPORATE CODE OF ETHICS

DigitalTown, Inc. and Its Subsidiaries and Affiliates (the “Company”)

INTRODUCTION

The Board of Directors (the “Board”) of DigitalTown, Inc. is committed to excellence in all aspects of corporate governance.  In today’s business environment, excellence also means demonstrating the highest ethical and professional standards.  DigitalTown’s guiding principles require honesty, integrity and quality in all that we do. This Code of Ethics (the “Code”) has been adopted to further communicate our guiding principles.

This Code addresses a wide range of business practices and procedures and is a guide to ethical decision-making.  It does not cover every issue that may arise, but it sets out the Board of Directors’ basic principles to guide all employees, contractors, officers and directors of the Company (“Company Personnel”).  All Company Personnel must conduct themselves in accordance with the policies in this Code and seek to avoid even the appearance of improper behavior as even one instance of a person failing to act with integrity can damage our reputation and compromise the public’s trust.

We ask even more of our leaders in the Company.  Company Personnel holding a leadership position (officers, managers and supervisors) have the additional responsibilities of ensuring that (1) employees under their supervision are properly trained, (2) they possess the knowledge to answer questions from employees under their supervision regarding Company values, policies and procedures, and (3) they foster an environment of clear and open communication where issues are brought forward throughout the Company without fear of retribution or retaliation.

If Company Personnel are in a situation which they believe may violate or lead to a violation of law or this Code, Company Personnel should address the matters directly with their supervisor.  Alternatively, Company Personnel can follow the guidelines described in Section 1 of this Code for confidential or anonymous communications.

NOTE:  THIS CODE IS NOT A CONTRACT OF EMPLOYMENT AND DOES NOT CHANGE ANY PERSON’S EMPLOYMENT STATUS WITH THE COMPANY.  COMPANY PERSONNEL WHO VIOLATE THE STANDARDS IN THIS CODE WILL BE SUBJECT TO DISCIPLINARY ACTION, UP TO AND INCLUDING TERMINATION OF EMPLOYMENT.

I.          REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

All Company Personnel should report violations of laws or violations of this Code, as well as cooperate in any internal investigation.  All Company Personnel are encouraged to talk to their supervisors, or other appropriate personnel about observed or suspected illegal or unethical behavior.  It is the policy of the Company not to allow retaliation or retribution for reports made in good faith of actual or suspected misconduct.

The Company understands that there may be situations when an individual may want to report concerns about matters addressed by the Code anonymously or with confidentiality.  In such situations, the individual may report actual or suspected illegal or unethical behavior, including questionable accounting or auditing matters to, Chair, Audit Committee, c/o Jeff Mills, DigitalTown, 11974 Portland Avenue, Burnsville, MN 55337 and, at their option, remain anonymous or request that their identity remain confidential.   The Company will keep reports confidential to the fullest extent possible, consistent with conducting an adequate investigation

II.          COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is integral to the ethical standards of this Code.  All Company Personnel must follow the federal laws, as well as the laws of each city and state in which the Company operates.  While it is not expected that each person know all details of the law, it is important that each person know when to seek advice from authorized company representatives.

III.          CHANGES AND WAIVERS OF THE CODE OF ETHICS

Changes in or waivers of the Code may be made only by the Board or its appointed committee.  However, changes or waivers pertaining to any member of the Board, the Chief Executive Officer, Chief Financial Officer, Controller or persons of similar functions, and any other executive officers of the Company (“Principal Officers”), may be made only by the independent directors on the Board or a committee of the Board consisting of independent directors.  All changes in or waivers of the Code for Principal Officers will be promptly disclosed as required by applicable law.

IV.          CONFLICTS OF INTEREST

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company.  A conflict situation can arise when Company Personnel take actions or have interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest may also arise when Company Personnel, or members of their family, receive improper personal benefits as a result of their position in the Company. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on behalf of the Company.  If a conflict of interest becomes unavoidable, the best policy is to make an immediate and full disclosure to an authorized Company representative; the Company will work to address the conflict in the best possible manner.

V.          COMPANY OPPORTUNITIES

Company Personnel may, from time to time, find it possible to take personal advantage of unique opportunities gained through use of Company property, information or position.  Accordingly, Company Personnel may not use Company property, information, or position for improper personal gain, and may not compete with the Company directly or indirectly.  All Company Personnel owe a duty to the Company to advance its legitimate interests at every available opportunity.

 VI.          CONFIDENTIAL INFORMATION

Company Personnel may from time to time gain access to information of a confidential nature (either regarding the Company, or regarding Company Personnel, investors,

suppliers or customers).  Maintaining the confidentiality of the information entrusted to the Company is at all times expected, except where disclosure is required by law.  All non-public information should be considered confidential information. Confidential information may include, but is not limited to, such items as trade secrets, business plans, marketing plans, payroll records and any unpublished financial data, as well as all non-public information that might be of use to an outside party in a manner disadvantageous to the Company or Company Personnel, investors, suppliers or customers.  The obligation to preserve confidential information continues even after employment ends.

VII.          INSIDER TRADING

Use of confidential information of the Company for securities trading purposes is specifically prohibited. The prohibition extends not only to trading in securities of the Company, but also trading in securities of any other company with which the Company competes or conducts business.  Under federal securities laws, it is unlawful for any person who, by virtue of his or her relationship with the Company, has access to material nonpublic information concerning the Company, to:

  buy or sell securities of the Company or any other entity to which the information may relate;
  disseminate the information, directly or indirectly, to friends, family or others (“tip”) who in turn trade on or misuse the information; or
  use the information in any other manner to achieve personal gain.

Remember: To use confidential information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but may also be a criminal offense.  The restrictions of this policy also apply to your family members and others living in your household.  You are responsible for their compliance with securities laws and this Code.

VIII.          COMPETITION AND FAIR DEALING

Company Personnel should strive to help the Company outperform the competition at every opportunity. This should be done honestly and fairly at all times.  Never make unsupportable promises concerning our products and services, and never make disparaging or false statements or innuendos about competitors or former Company Personnel.  We seek competitive advantages through superior performance, but never through unethical or illegal business practices.

IX.          BUSINESS GIFTS AND PAYMENTS TO OR FROM THIRD PARTIES

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair or illegal advantage with customers, suppliers or competitors. Attempting to influence any third party through bribes, kick-backs or pay-offs is strictly prohibited and will result in immediate disciplinary action.  No gift or form of entertainment should ever be directly or indirectly offered, given, or provided by any Company Personnel or their family members, to any customer, supplier or competitor of the Company, unless it meets all of the following criteria:

  it is not a cash gift,
  it is consistent with customary business practices,
  it is not excessive in value,
  it cannot reasonably be construed as a bribe, kick-back or pay-off, it is occasional in nature, and
  it does not violate any laws or regulations.

The Company explicitly prohibits all Company Personnel from soliciting or receiving gifts, payments, services or anything else of greater than token or nominal value, including trips, outings, meals, tickets to sporting events and other forms of entertainment that fail to meet all of the following criteria:

  it is not a cash gift,
  it is not excessive in value,
  it is directly associated with the active conduct of business on behalf of the Company, it cannot reasonably be construed as a bribe, kick-back or pay-off, it is occasional in nature,
  it has received approval of the recipient’s immediate supervisor, and it does not violate any laws or regulations.

Any circumstances that fail to meet all of the above criteria require prior authorization from the Chief Executive Officer.  Policy violations will result in immediate disciplinary action.

 X.          POLITICAL CONTRIBUTIONS

While the Company neither encourages nor discourages participation in political and civic activities at a personal level, no contribution or statement of support may be made on behalf of the Company or using Company resources to any political party, candidate for public office, or charitable organization without written authorization from the Chief Executive Officer.

XI.          DISCRIMINATION AND HARASSMENT

The diversity of the Company’s employees is a tremendous asset.  The Company is committed to providing equal opportunity employment and any illegal discrimination or harassment will not be tolerated.  Examples of intolerable behavior include but are not limited to derogatory comments regarding physical characteristics (racial, gender, ethnic) and/or unwelcome sexual advances.

XII.          HEALTH AND SAFETY

The Company strives to provide each employee with a safe and healthy work place.  Company Personnel have a responsibility for maintaining a safe and healthy workplace for all other Company Personnel by following safety and health rules and practices, and reporting accidents and unsafe conditions.

This Code conveys the Company’s overall tone of “zero tolerance” with respect to drug and alcohol usage in the work place.  Reporting to work in suitable condition to perform required duties, free from the influence of illegal or prescription drugs or alcohol, is always required.

 XIII.          RECORD-KEEPING

The Company requires honest and accurate recording and reporting of information.  All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal and regulatory requirements and to the Company’s policies and practices.  Unrecorded or “off the book” funds and accounts should not be maintained.  Requests for reimbursement of expenses incurred on behalf of the Company must be properly documented and approved.  Periodic and other reports (financial or otherwise) to governmental agencies must present a full, fair, accurate, timely and understandable disclosure regarding the Company’s business and operations.  Business records and internal and external written communication (including email) often become public; exaggeration, derogatory remarks, guesswork, or inappropriate characterizations should be avoided in all internal and external communications.  All records should always be retained in accordance with applicable laws and regulations.

XIV.          USE OF COMPANY ASSETS

Theft, carelessness and waste have a direct impact on the Company’s profitability.  All Company Personnel should endeavor to protect Company assets and ensure their efficient use.  All Company assets should be used only for legitimate business purposes.  Any suspected incident of fraud or theft should immediately be reported to your supervisor.  Company expense accounts, credit cards, bank accounts, intellectual properties such as software, copyrights, business plans and other resources are strictly limited to Company use; personal charges on Company accounts are prohibited.  Company equipment and facilities are for business use and all personal use should be avoided unless prior approval is received from your supervisor.

XV.          ANTITRUST COMPLIANCE

The purpose of the antitrust laws of the United States is to provide a level playing field to economic competitors and promote fair competition.  As with all laws, we are dedicated to compliance with antitrust laws in all our activities.  Accordingly, Company Personnel may not under any circumstances or in any context, enter into any anticompetitive understanding or agreement, whether express or implied, formal or informal, written or oral, with an actual or potential competitor.  Examples of such agreements include, but are not limited to, fixing prices, bid-rigging, agreeing with competitors not to bid certain jobs, submitting false bids, sharing bid pricing with competitors, and exchanging sensitive data about potential customers.

XVI.          USE OF SOFTWARE, COMPANY COMPUTERS AND PHONES

It is the policy of the Company to respect the privacy of Company Personnel.  However, the expectation of privacy does not extend to the use of Company assets, including, but not limited to desks, cabinets, telephones and computers.  Company management has the right and the duty to control the use of the Company’s communications and record systems.  All messages and information generated on or handled by the Company’s communication and record systems are the property of the Company.  All third party software used by Company Personnel must be properly licensed to the Company.  Software may be distributed only to Company Personnel authorized to use it.  No software may be installed, copied, shared or distributed without prior written approval from the corporate manager having ultimate responsibility for the type of software in question.

ADOPTED JUNE 8, 2009